NEWS RELEASE	TSX Venture Exchange Trading Symbol: BZA

AMERICAN BONANZA REPORTS ON BOARD APPOINTMENTS/COPPERSTONE
DRILLING AND WARRANT EXERCISE

June 14, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”) is pleased to report that at its Annual General Meeting (“AGM”) held on June 11, 2004 that Mr. Ronald Netolitzky, Mr. Robert McKnight, Mr. Brian Kirwin and Mr. Giulio Bonifacio were elected to Bonanza’s Board of Directors. Mr. Ronald Netolitzky, a recent addition to the Board, has a wealth of experience in the mining industry, having achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. Mr. Netolitzky holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of Calgary, both in Geology. He was previously Chairman of Viceroy Resources Corporation serving formerly as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc.

Bonanza is also very pleased to report that while Mr. Ian Telfer did not stand for reelection at its AGM that Mr. Telfer has agreed to become the first member of Bonanza’s Advisory Committee acting in the capacity as advisor to the Board of Directors. Through this appointment Bonanza will continue to benefit from Mr. Telfer’s leadership and guidance as Bonanza advances towards becoming a highly profitable gold producer.

Copperstone Drilling

Additional core drilling rigs have been mobilized to the Copperstone Project in Arizona. Bonanza currently has five drilling rigs on surface and underground at the Copperstone project as it advances the project towards a production decision in 2005 with over 40,000 meters of drilling currently planned for 2004.

Warrants Exercised

Bonanza is also pleased to report that it has received a further CDN$2 million in warrant exercises from the transferable share purchase warrants which expired and were de-listed from trading from the TSX Venture Exchange on June 10, 2004. Bonanza currently has 188,029,350 shares outstanding, no debt and CDN$14.5 million in cash. Bonanza’s current cash balance will allow it to advance the Copperstone project and its current portfolio of prospective exploration projects located in Nevada and Arizona.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Catherine Tanaka, Investor Relations (604) 688-7523
American Bonanza Gold Mining Corp.
Suite 1606-675 W. Hastings St.
Vancouver, BC V6B 1N2